Exhibit 99.2 Dear Shareholders, We continued to navigate through the challenging macroeconomic environment during the first quarter of 2023. Our dedication to disciplined execution served us well delivering a 34 percentage point year-over-year improvement in GAAP operating margin and a 31 percentage point year-over-year improvement in non-GAAP operating margin. This exemplifies our continued advancement to become sustained free cash flow positive by the end of this year. Consistent with what we experienced in the previous quarter, sales cycles have lengthened when compared to the recent past. We are engaged in extended conversations with decision-makers in businesses around the world who are interested in our offerings. We believe that demand for our solutions persists because we help business leaders mitigate their risks and reduce pressures they feel from the global macroeconomic conditions we are all facing. We are often told by our customers that there is no other data with insights like ours available in the market today, and that we are essential to powering critical decisions they are making. We believe that this is why we continued to see strong customer retention in the first quarter. Our Business Performance Turning to our most recent results, revenue reached $52.8 million in the first quarter of 2023 (Q1-23), which landed in the middle of our estimate range, and grew 19% as compared to first quarter 2022. 1 Similarweb Q1 2023 Shareholder Letter

Exhibit 99.2 Our customer base increased to 4,179 accounts, as of March 31, 2023, representing 14% growth year-over-year (YoY). The average annual revenue per account was approximately $51 thousand, an increase of approximately 4% compared to the first quarter of 2022 (Q1-22). The slight sequential decrease in average revenue per customer from $51,600 in Q4-22 to $51,300 in Q1-23 reflects muted upselling with existing accounts while adding new customers at entry-level pricing and packaging. We achieved an overall net revenue retention (NRR) rate of 105% in Q1-23, and we achieved an NRR rate of 114% for our $100K+ annual recurring revenue (ARR) customer segment. Our customer retention remains healthy across our strategic, enterprise and SMB accounts. While customer retention was good in the first quarter, we saw a more 2 Similarweb Q1 2023 Shareholder Letter

Exhibit 99.2 challenging environment to drive upsells within our customer base, as businesses struggled with budget cuts in the current macroeconomic environment. As our global customer base continued to expand overall in Q1-23, the number of customers who generate more than $100K in ARR grew from 297 as of March 31, 2022, to 344 as of March 31, 2023, representing an increase of 16% YoY. This important customer segment represents 55% of our total ARR, as of March 31, 2023. Our largest revenue contributions in Q1-23 continued to come from companies in transactional services industries, such as retail, financial services, and consumer-product companies. 3 Similarweb Q1 2023 Shareholder Letter

Exhibit 99.2 Our Financial Results When examining our financial results, please note that references to expenses and operating results (other than revenue) are presented both on a GAAP and on a non-GAAP basis below, and that all non-GAAP results are reconciled to the most directly comparable GAAP results in the financial statements exhibits presented at the end of this letter. Our financial results in Q1-23 met our top line and exceeded our bottom line projections. Revisiting our top line results, in Q1-23, we delivered strong revenues of $52.8 million, reflecting 19% YoY growth driven primarily by increases in the number of customers and revenue per customer. Approximately 99% of our revenue is annual recurring revenue with minimum subscription terms of one year. We continue to increase the number of customers with multi-year subscription terms. As of the end of Q1-23, 40% of our ARR was generated from customers with multi-year subscription commitments, compared to 35% at the same time last year. We believe this is a strong indicator of the long-term durability of our customer relationships and demand for our platform. Our GAAP gross profit totaled $40.7 million and our non-GAAP gross profit totaled $42.1 million in Q1-23, compared to $31.2 million and $33.1 million in Q1-22, respectively. Non-GAAP gross margin was 80% in Q1-23, versus 75% in Q1-22. GAAP operating expenses decreased to $53.8 million and our non-GAAP operating expenses decreased to $49.3 million in Q1-23, down from $57.4 million and $52.8 million in Q1-22, respectively, largely reflecting our focus on operating efficiency. Non-GAAP operating expenses represented 93% of revenue in Q1-23 as compared to 119% of revenue in Q1-22, demonstrating progress towards achieving our objective of becoming sustained free cash flow positive. Specific components of our first quarter 2023 operating expenses: Our GAAP research and development investment decreased to $14.4 million and our non-GAAP research and development investment decreased to $13.0 million in Q1-23, 4 Similarweb Q1 2023 Shareholder Letter

Exhibit 99.2 down from $14.7 million and $13.5 million in Q1-22, respectively. As a percentage of revenue, non-GAAP research & development expense was 25% in Q1-23, as compared to 30% in Q1-22, an improvement of 5 percentage points. GAAP sales and marketing expenses decreased to $28.7 million and non-GAAP sales and marketing expenses decreased to $27.1 million in Q1-23, down from $30.3 million and $28.7 million in Q1-22, respectively, driven primarily by our efforts to align our resources with our moderating growth trajectory. As a percentage of revenue, non-GAAP sales & marketing expense was 51% in Q1-23, as compared to 65% in Q1-22, an improvement of 14 percentage points. An operating tenet in our model is that our sales and marketing costs are divided with approximately 50% to 55% attributable to new customer acquisition (land), and the remaining 45% to 50% attributable to retention, upselling and cross-selling (expand) of our existing customer base. When analyzing our investment in customer acquisition costs (CAC) for growth efficiency, we track an estimated payback period. This metric has historically averaged between 15 and 16 months on a gross profit basis over the trailing four quarters. Currently, the average payback is ranging between 19 and 20 months, primarily due to the longer sales cycles. Payback from expansion and customer retention costs (CRC) is faster than payback on new customer CAC and contributes meaningfully to our growth efficiency. We continue to invest in customer acquisition to support future growth, as well as in customer retention as reflected by our strong NRR and increasing customer lifetime value. GAAP general and administrative costs decreased to $10.7 million and our non-GAAP general and administrative costs decreased to $9.2 million in Q1-23, from $12.3 million and $10.7 million in Q1-22, respectively. As a percentage of revenue, non-GAAP general & administrative expense was 18% in Q1-23, as compared to 24% in Q1-22, an improvement of 6 percentage points. Looking at our bottom line, Q1-23 GAAP operating loss was $13.1 million or 25% of revenue, compared to $26.2 million or 59% of revenue for the first quarter of 2022. Q1-23 non-GAAP operating loss was $7.2 million or 14% of revenue, compared to $19.8 million or 45% of revenue for the first quarter of 2022. The non-GAAP operating margin was nearly 10 percentage points better than the midpoint of our estimated non-GAAP operating 5 Similarweb Q1 2023 Shareholder Letter

Exhibit 99.2 margin range for the quarter. During Q1-23, we achieved excellent operating efficiencies across the business, which drove operating margin improvement year over year. We believe that a strong indication of future performance is our deferred revenue, which was $101.4 million at the end of Q1-23, compared to $91.3 million in the same period last year. Our Remaining Performance Obligations (RPO) totaled $174.0 million at the end of Q1-23, up from $159.1 million at the end of Q1-22. We expect to recognize approximately 79% of total Q1-23 RPO as revenue over the next 12 months. The cumulative effect of longer sales cycles that began in the second half of fiscal year 2022 is impacting this metric on a year-over-year basis. As we noted above, earlier this year we announced our goal to achieve sustained positive free cash flow by the fourth quarter. Our Q1-23 results show we are making great progress. We are focused on deploying resources carefully on core activities that create revenue and improve profitability. With this in mind, we are reducing our headcount by 6% in Q2-23. We ended the first quarter with $75.3 million in cash and cash equivalents. Net cash provided by operating activities was $0.3 million in Q1-23, compared to $0.9 million in Q1-22. Normalized free cash flow was negative $0.6 million in Q1-23, compared to negative $4.0 million in Q1-22, another data point showing that we are making progress toward our goal of becoming free cash flow positive. 6 Similarweb Q1 2023 Shareholder Letter

Exhibit 99.2 Our Strategy Our overall strategy consists of three pillars: 1. Establishing, maintaining, and enhancing substantial advantages in data and technology innovation 2. Delivering considerable return on investment for our customers through our digital intelligence solutions 3. Executing our go-to-market strategies, catalyzed by smart investments and operational discipline At our core, we are a data and analytics company. We believe that our proprietary data, which we call Similarweb Digital Data, sets us apart from our competition. Similarweb Digital Data is our proprietary estimation of the performance of companies, markets, products, consumer behavior and trends in the digital world. Our world-class team of over 200 data scientists, engineers, developers and analysts gather billions of unrefined data points of online transactions and interactions, and then transform them into Similarweb Digital Data. Our elite data professionals use advanced machine learning processes and algorithms that have been refined and optimized over the last 15 years to ensure that our proprietary data provides what we believe to be a comprehensive view of the digital world. We then deliver Similarweb Digital Data to our customers via Software-as-a-Service (SaaS) solutions, Data-as-a-Service (DaaS), or recurring Advisory Services. Our customers rely on our mission-critical offerings to power data-driven decisions that they make in various aspects of their business, such as creating strategy, acquiring customers, or increasing monetization. We believe that our SaaS solutions along with our DaaS and advisory offerings disrupt and redefine the category of online market research and intelligence. Without our services, it could take weeks or months to research, benchmark, and analyze companies, industries and markets at a substantial cost. By either using our solutions or accessing our data directly, our customers can reduce the time it takes to discover actionable insights to hours, minutes, or even seconds. We believe that our solutions powered by Similarweb Digital Data enable our customers to understand their markets better than their competitors, to act faster, and to win in today’s online world. 7 Similarweb Q1 2023 Shareholder Letter

Exhibit 99.2 Supporting the three pillars above, we shared four strategic objectives for 2023 when we started the year that we aim to accomplish. Below are brief updates for each in Q1-23. 1. Successfully serve strategic customers. Progress towards our 2023 goals for our strategic customers was minimal in Q1-23. As previously disclosed, strategic customers are our largest spending named accounts. While we continue to see healthy retention, we believe that lengthening sales cycles and budget constraints impacted our performance versus our annual goals in the first quarter. We anticipate progress over the coming quarters. 2. Grow our number of accounts through product led growth and effective go-to-market strategies. We have penetrated only a fraction of what we have calculated to be our multi-billion dollar total addressable market that consists of hundreds of thousands of businesses. In Q1-23 we saw traction with our product led growth initiatives which in turn drove new customer growth. Also, we launched our first changes of packaging and pricing iterations, which we believe will start to positively impact sales in the near term. We will continue to make progress with respect to optimization as we move through the year. 3. Accelerate adoption of new products and add-ons. We are a multi-solution company with many products and solutions we offer to our existing and potential customers. We saw initial advancement towards our objective of cross-selling during Q1-23, primarily in incremental adoption of our DaaS offering and Shopper solution. 4. Operate with excellence and efficiency. As we noted in our financial results, we saw significant improvement in our gross margin and operating margin in Q1-23 compared to the prior year. We continue to focus on disciplined execution and increasing operational efficiencies, especially in our marketing and sales funnel. As we executed on our strategy in Q1-23, we had some notable events. We released our annual ranking of the 100 fastest-growing companies online, the Digital 100. In addition, we applied our ranking methodology to companies in different regions around the world in order to highlight local trends. This was our most successful year yet in terms of awareness and engagement when looking at relevant marketing metrics. Also in Q1-23, we launched our inaugural Marketing Awards, which highlights companies that combined data-driven strategies with innovation to reach new audiences. 8 Similarweb Q1 2023 Shareholder Letter

Exhibit 99.2 During Q1-23 Similarweb entered into the greater societal mainstream as we became a go-to source for information on the usage of ChatGPT. We are increasingly excited about the developments in generative artificial intelligence (AI) and natural language processing (NLP). We anticipate that a variety of AIs will bring about new capabilities and opportunities for companies. We expect that AI will improve our scale and speed of data analysis, enhance our product development, and increase the productivity of our employees. We along with many companies will likely benefit and change as a result of AI deployment as a resource. What we believe will be different for us compared to other companies, however, is when these new AIs meet our unique data asset - a massive living “superset” of online activity - they will unlock a substantial opportunity available only to us. We believe we are the only company that has comprehensive digital data covering over 10 years of online transactions and interactions that is also dynamic. Once AIs are trained using Similarweb Digital Data, we anticipate that they will be able to deliver immediate and extensive quantitative analysis and predictions to companies from simple queries to address their needs. We are uniquely positioned to benefit tremendously from how AIs can use our data to develop distinctive new capabilities and open up seemingly infinite possibilities to help companies win in the digital world. Our Business Outlook We continue to believe that we, along with our customers, are not immune to the realities of inflation, rising interest rates, energy shocks, and geopolitical conflict that will likely weigh on the global economy throughout 2023 and possibly longer. After assessing the prospects of our business in the current global macroeconomic environment, we are updating guidance for the year. In the second quarter of 2023 (Q2-23), we expect total revenue in the range of $53.3 million to $53.8 million, representing approximately 13% YoY growth at the midpoint. For the full year of 2023, we continue to expect total revenue in the range of $221.0 million to $222.0 million, representing approximately 15% growth YoY at the midpoint of the range. Looking at our projected Non-GAAP operating loss for Q2-23, we expect it to be in the range of $6.5 million to $7.0 million, and for the full year of 2023 between $21.0 million and $22.0 million, reflecting further progress on our path to profitability. 9 Similarweb Q1 2023 Shareholder Letter

Exhibit 99.2 As a reminder, in the first quarter of 2021, our business was generating positive free cash flow on a quarterly basis. To achieve that, we developed a culture of disciplined execution, which we still nurture and benefit from today. In 2023, our strategic focus is to balance growth and profitability, and to achieve positive free cash flow on a sustained quarterly basis by the fourth quarter of this year. Our free cash flow may fluctuate seasonally as we progress through this year. In particular, we anticipate substantial improvement in the first half of 2023, as compared to the first half of 2022. Ultimately, we expect that our quarterly cadence will be positive when we finish the year. In the near term, we believe that our business will remain resilient in an increasingly difficult environment. We remain focused on disciplined execution to support both our growth and profitability, and on managing our balance sheet prudently. Importantly, several of our customers have told us and others that they utilize our data extensively today to execute their strategy. We believe that our data and solutions empower the revenue-driving operations of such customers — sales, marketing, analytics, ecommerce — by providing actionable insights to address their external risks and opportunities, which are especially valuable during these times of volatility, uncertainty, complexity, and ambiguity. Over the long term, we aspire to achieve sustained revenue growth, profitability and positive free cash flow as we capture a greater share of the $44 billion TAM. We are taking the right steps now to turn our aspirations into our future reality. We continue to believe that we hold our destiny in our hands and that we are well prepared to do what is needed to thrive going forward. We look forward to sharing our progress in future updates. Sincerely, Or Offer Founder and Chief Executive Officer Jason Schwartz Chief Financial Officer 10 Similarweb Q1 2023 Shareholder Letter

Exhibit 99.2 Consolidated Balance Sheets 11 Similarweb Q1 2023 Shareholder Letter

Exhibit 99.2 Consolidated Statements of Comprehensive Income (Loss) 12 Similarweb Q1 2023 Shareholder Letter

Exhibit 99.2 Share-based compensation costs included above: 13 Similarweb Q1 2023 Shareholder Letter

Exhibit 99.2 Consolidated Statements of Cash Flows 14 Similarweb Q1 2023 Shareholder Letter

Exhibit 99.2 15 Similarweb Q1 2023 Shareholder Letter

Exhibit 99.2 Reconciliation of GAAP gross profit to Non-GAAP gross profit 16 Similarweb Q1 2023 Shareholder Letter

Exhibit 99.2 Reconciliation of GAAP operating loss to Non-GAAP operating loss 17 Similarweb Q1 2023 Shareholder Letter

Exhibit 99.2 Reconciliation of GAAP operating expenses to non-GAAP operating expenses 18 Similarweb Q1 2023 Shareholder Letter

Exhibit 99.2 Reconciliation of net cash provided by operating activities (GAAP) to Free cash flow and Normalized free cash flow Forward-Looking Statements This letter to shareholders contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements relating to our guidance for the second quarter and full year of 2023 described under "Business Outlook,” the expected performance of our business, future financial results, strategy, long-term growth and overall future prospects, our customers continued investment in digital transformation and reliance on digital intelligence and the size and our ability to capitalize on our market opportunity. Forward-looking statements include all statements that are not historical facts. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential,” or similar words. These forward-looking statements reflect our current views regarding our intentions, products, services, plans, expectations, strategies and prospects, which are based on information currently available to us and assumptions we have made. Actual results may differ materially from those described in such forward-looking statements and are subject to a number of known and unknown risks, uncertainties, other factors and assumptions that are beyond our control. Such risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) our expectations regarding our revenue, expenses and other operating results; (ii) our ability to acquire new customers and successfully retain existing customers; (iii) our ability to increase usage of our solutions and upsell and cross-sell additional solutions; (iv) our ability to achieve or sustain profitability; (v) anticipated trends, growth rates, rising interest rates, rising global inflation and current 19 Similarweb Q1 2023 Shareholder Letter

Exhibit 99.2 macroeconomic conditions, and challenges in our business and in the markets in which we operate; (vi) future investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements; (vii) the costs and success of our sales and marketing efforts and our ability to promote our brand; (viii) our reliance on key personnel and our ability to identify, recruit and retain skilled personnel; (ix) our ability to effectively manage our growth, including continued international expansion; (x) our reliance on certain third party platforms and sources for the collection of data necessary for our solutions; (xi) our ability to protect our intellectual property rights and any costs associated therewith; (xii) our ability to identify and complete acquisitions that complement and expand our reach and platform; (xiii) our ability to comply or remain in compliance with laws and regulations that currently apply or become applicable to our business, including in Israel, the United States, the European Union, the United Kingdom and other jurisdictions where we elect to do business; (xiv) our ability to compete effectively with existing competitors and new market entrants; and (xv) the growth rates of the markets in which we compete. These risks and uncertainties are more fully described in our filings with the Securities and Exchange Commission, including in the section entitled “Risk Factors” in our Form 20-F filed with the Securities and Exchange Commission on March 23, 2023, and subsequent reports that we file with the Securities and Exchange Commission. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, we cannot guarantee future results, levels of activity, performance, achievements, or events and circumstances reflected in the forward-looking statements will occur. Forward-looking statements represent our beliefs and assumptions only as of the date of this letter. Except as required by law, we undertake no duty to update any forward-looking statements contained in this release as a result of new information, future events, changes in expectations, or otherwise. Certain information contained in this letter relates to or is based on studies, publications, surveys, and other data obtained from third-party sources and the Company's own internal estimates and research. While the Company believes these third-party sources to be reliable as of the date of this letter, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy, or completeness of any information obtained from third-party sources. In addition, all of the market data included in this letter involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while we believe our own internal research is reliable, such research has not been verified by any independent source. 20 Similarweb Q1 2023 Shareholder Letter

Exhibit 99.2 Non-GAAP Financial Measures This letter to shareholders contains certain financial measures that are expressed on a non-GAAP basis. We use these non-GAAP financial measures internally to facilitate analysis of our financial and business trends and for internal planning and forecasting purposes. We believe these non-GAAP financial measures, when taken collectively, may be helpful to investors because they provide consistency and comparability with past financial performance by excluding certain items that may not be indicative of our business, results of operations, or outlook. However, non-GAAP financial measures have limitations as an analytical tool and are presented for supplemental informational purposes only. They should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures and capitalized internal-use software costs. Normalized free cash flow represents free cash flow less capital investments related to the Company's new headquarters, payments received in connection with these capital investments and deferred payments related to business combinations. Non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP gross profit, non-GAAP gross margin, non-GAAP research and development expenses, non-GAAP sales and marketing expenses, and non-GAAP general and administrative expenses represents the comparable GAAP financial figure, less share-based compensation, adjustments, and payments related to business combinations, amortization of intangible assets, and certain other non-recurring items, as applicable and indicated in the above tables. Other Metrics Customer acquisition costs (CAC) represent the portion of sales and marketing expenses allocated to acquire new customers. Customer retention costs (CRC) represent the portion of sales and marketing expenses allocated to retain existing customers and to increase existing customers’ subscriptions. Annual recurring revenue (ARR) represents the annualized subscription revenue we would contractually expect to receive from customers assuming no increases or reductions in their subscriptions. CAC payback period is the estimated time in months to recover CAC in terms of incremental gross profit that newly acquired customers generate. Net retention rate (NRR) represents the comparison of our ARR from the same set of customers as of a certain point in time, relative to the same point in time in the previous year ago period, expressed as a percentage. 21 Similarweb Q1 2023 Shareholder Letter